SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       06 January, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director's Shareholding announcement made on 04 December 2002
             2.  Technical Interest announcement made on 04 December 2002
             3.  BT Openworld changes announcement made on 09 December 2002
             4.  Director Shareholding announcement made on 16 December 2002
             5.  Technical Adjustment announcement made on 19 December 2002
             6.  BT sells Smartone stake announcement made on 31 December 2002

Enclosure No. 1.

                                        SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company


BT Group plc


2) Name of Director


Paul Reynolds


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.


Director in 2) above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)


n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary


Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.


7) Number of shares/amount of stock acquired:


Purchase of 61 shares at 203p per share.


8) Percentage of issued class


n/a


9) Number of shares/amount of stock disposed


n/a


10) Percentage of issued class


n/a


11) Class of security


Ordinary shares of 5p each


12) Price per share


n/a


13)  Date of transaction


14 November 2002


14) Date Company informed


18 November 2002


15) Total holding following this notification


a. 42,102 ordinary shares - personal holding;


b. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;


c. 44,554 shares under BT Group Deferred Bonus Plan;


d. 36,531 shares under BT Deferred Bonus Plan;


e. 35,152 shares under BT Executive Share Plan - contingent award;


f. Options over 4,555 shares under BT Group Employee Sharesave Scheme;


g. 219 shares under the BT Employee Share Ownership Scheme;


h. 620 shares under BT Group Employee Share Investment Plan;


i. Options over 855,620 shares under BT Group Global Share Option Plan.


16) Total percentage holding of issued class following this notification


n/a


If a director has been granted options by the company please complete the following boxes


17) Date of grant


n/a


18) Period during which or date on which exercisable


n/a


19) Total amount paid (if any) for grant of the option


n/a


20) Description of shares or debentures involved: class, number


n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


n/a


22) Total number of shares or debentures over which options held following this notification


n/a


23) Any additional information


The above named  Director has technical  interests,  as at 4 December 2002 under
Section 13 of the Companies Act as follows:

o A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
o A technical interest, together with all employees of BT Group plc in 31,835,593 Ordinary Shares held by
         Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
o A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
o A technical interest, together with all Employees of BT Group plc, in 9,422 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24) Name of contact and telephone number for queries


Graeme Wheatley 020 7356 6372


25) Name of signature or authorised company official responsible for making this notification


Graeme Wheatley


Date of Notification: 4 December 2002

Enclosure No. 2

                                    SCHEDULE 11
             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company
BT Group plc

2)     Name of Director
Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited as trustee of the BT Employee Trust Number 4

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Vesting of 29,156 shares under the Retention Share Plan to participants in the plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a
13)     Date of transaction

14 November 2002

14) Date Company informed

18 November 2002

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have technical interests,  as at 4 December 2002 under
Section 13 of the Companies Act as follows:

o A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
o A technical interest, together with all employees of BT Group plc in 31,835,593 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
o A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
o A technical interest, together with all employees of BT Group plc, in 9422 ordinary shares held in the name of Halifax Corporate Trustees Limited.
24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 4 December 2002

Enclosure No. 3

                                                                December 9, 2002





                      BT REAFFIRMS FUTURE OF BT OPENWORLD



BT today announced a clear roadmap for the future of BT Openworld, its dial-up and broadband internet access service business. The move will produce added benefits for customers by creating centres of excellence and reducing overlaps.

The current business will be divided with the BT Openworld internet access and portal services internet service provider (ISP) reporting to a new managing director, Duncan Ingram. All other parts of the BT Openworld portfolio will move to BT Retail, including the internet operations, development and customer service team, and other internet value-added services currently available to both BT Openworld and BT Broadband customers such as sportal.com, GamesDomain and dotmusic. These changes see BT effectively move to a business model common amongst other ISPs where the ISP focuses on its core business and "buys in" added-value services.

Ben Verwaayen, chief executive of BT, said: "Today's exciting move will allow us to work smarter and create a more customer focused business by removing unnecessary overlaps and realising synergies.

"The decision to bring the added-value services into BT Retail comes at the right time in their evolution and is a clear sign of their maturity. At BT Openworld's inception it was right to manage those services separately, but now it is right to realise the benefits of joint management.

"With Alison Ritchie taking on her new role as chief broadband officer I have asked Duncan Ingram to take management responsibility for BT Openworld and to report to Pierre Danon."

Pierre Danon, BT Group main board director, and chief executive of BT Retail, said: "I am firmly committed to the future of BT Openworld, which is a strong brand and has made a significant impact in the UK's dial-up and broadband markets. My strategic intent is to increase further its focus on customer satisfaction and service and I am convinced that customers will see real benefits as a result.

BT Openworld will be run under my wing as a separate business, independent of the rest of the BT Retail offering.

"Bringing the operations, and customer service team, and other internet value-added services under the same roof is a smart move. These services are already available to both BT Openworld and BT Broadband customers and so combining the operations will generate greater customer focus and realise synergies.

"The people behind these value-added services at BT Openworld have already demonstrated their tremendous creativity and flair and I am looking forward to welcoming them to my team."

The changes, which take place from January 1, 2003, will not result in any alterations to the terms and conditions of BT Openworld customers.

The changes will also result in some cost savings, with the main benefits coming from the avoidance of the duplication of activities in the future. The savings are in addition to previously announced cost savings targets. In addition, BT does not expect any change to its headcount profile beyond the projected numbers announced as part of its normal programme.

                   -----------------------------------------





Inquiries about this news release should be made to the BT Group Newsroom on its
                         24-hour number: 020 7356 5369.

                  From outside the UK, dial + 44 20 7356 5369.

          All BT Group news releases can be accessed at our web site:

                           www.btplc.com/mediacentre

Enclosure No. 4

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 1. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 68 shares at 186p per share.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

13 December 2002

14)     Date Company informed

16 December 2002

15)     Total holding following this notification

1. 42,102 ordinary shares - personal holding;

2. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;

3. 44,554 shares under BT Group Deferred Bonus Plan;

4. 36,531 shares under BT Deferred Bonus Plan;

5. 35,152 shares under BT Executive Share Plan - contingent award;

6. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

7. 219 shares under the BT Employee Share Ownership Scheme;

8. 688 shares under BT Group Employee Share Investment Plan;

9. Options over 855,620 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

 1. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 16 December 2002 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,835,593 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

  - A technical interest, together with all Employees of BT Group plc, in 9,422 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 16 December 2002

Enclosure No. 5

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds



3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 4160 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each



12)     Price per share

n/a

13. Date of transaction

19 December 2002

14)     Date Company informed

19 December 2002

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 19 December 2002 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,864,749 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all employees of BT Group plc, in 13,582 ordinary shares held in the name of Halifax Corporate Trustees Limited.



24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 19 December 2002

Enclosure No. 6


                                                               December 31, 2002




                      BT AGREES ON SALE OF SMARTONE STAKE

BT announced today that it has agreed to sell its 21 per cent interest in SmarTone, Hong Kong's third largest mobile operator, to Sun Hung Kai for a total consideration of HK$1.03bn (GBP82.4m) in cash. The transaction, which is expected to complete in January, is part of BT's programme of non-core asset disposals and another step in its debt reduction programme.

BT will, of course, continue to operate in the Asia Pacific region serving multisite corporates through BT Ignite.

About BT Ignite

BT in Asia Pacific is part of BT Ignite. BT Ignite is BT's business services and solutions division, serving customers worldwide. As an information and communications technology service provider, BT Ignite provides integrated data and value-added services to meet the needs of global multi-site corporates.

BT's extensive global network and strong strategic partnerships enable BT Ignite to serve customers in all key commercial centres of Europe, North America and Asia.

The BT Ignite portfolio ranges from desktop and network equipment and software, transport and connectivity, IP-based e-business solutions, managed network services and systems integration to consultancy for complex global requirements.

With 18 years of experience in global account management, BT Ignite has 50 per cent of people based outside the UK, serving large business customers worldwide. In Asia Pacific, BT has approximately 300 staff in 11 countries.

Further information is available at www.btignite.com



Inquiries about this news release should be made to the BT Group Newsroom on its
                         24-hour number: 020 7356 5369.

          All BT Group news releases can be accessed at our web site:

                           www.btplc.com/mediacentre

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 06 January, 2003